Exhibit 12.1

American Airlines Group Inc.

Computation of Ratio of Earnings to Fixed Charges

(In millions)

Three Months Ended March 31,
2016
Income before income taxes	$1,117
Add: Total fixed charges (per below)	475
Less: Interest capitalized	11

Total earnings before income taxes	1,581

Fixed charges:
Interest	250
Portion of rental expense representative of the interest factor	225

Total fixed charges	$475

Ratio of earnings to fixed charges	3.3